Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-213578) pertaining to the Rovi Corporation 2000 Equity Incentive Plan, Rovi Corporation Amended 2008 Equity Incentive Plan, Rovi Corporation Amended 2008 Employee Stock Purchase Plan, TiVo, Inc. Amended and Restated 1999 Equity Incentive Plan, and TiVo, Inc. Amended and Restated 2008 Equity Incentive Award Plan (now named the “TiVo Corporation Titan Equity Incentive Award Plan”) of TiVo Corporation of our reports dated February 15, 2017, with respect to the consolidated financial statements of TiVo Corporation and subsidiaries and the effectiveness of internal control over financial reporting of TiVo Corporation and subsidiaries, included in this Form 10-K of TiVo Corporation and subsidiaries for the year ended December 31, 2016.

/s/ Ernst & Young LLP

Los Angeles, California
February 15, 2017